SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING BRUSSELS CHICAGO DALLAS GENEVA HONG KONG LONDON	787 SEVENTH AVENUE NEW YORK, NEW YORK 10019 TELEPHONE 212 839 5300 www.sidley.com FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT NUMBER (212) 839-5458		WRITER’S E-MAIL ADDRESS mschmidtberger@sidley.com

December 13, 2005

Karen J. Garnett (Mail Stop 4561)

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	DB Commodity Index Tracking Fund
DB Commodity Index Tracking Master Fund
Supplemental Sales Literature
Furnished December 6, 2005
Relating to File No. 333-125325

Dear Ms. Garnett:

Thank you for your comment letter of December 12, 2005 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned supplemental sales literature (the “Supplemental Sales Literature”) for DB Commodity Index Tracking Fund (the “Fund”) and DB Commodity Index Tracking Master Fund (the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the Supplemental Sales Literature.

Sales Materials—Brochure

1.	Your sales literature should be consistent with the disclosure in your registration statement. Please tell us where the following concepts in your brochure are contained in the registration statement, or revise the registration statement or sales literature accordingly:

■	“The DBLCI is designed to maximize investors’ exposure to historically “inverted” markets…” (page 4); and

■	the fundamental factors that drive DBC’s performance (page 5).

Ms. Karen J. Garnett

December 13, 2005

Response:

We have accepted both of your above comments and we have deleted the second and third bullet points under the section “What is the difference between DBLCI and other commodity indices?” and we have also deleted the entire section “What are the key factors driving DBC’s performance?” Please see pages 4-5 of the enclosed marked copy of the Supplemental Sales Literature. (Please note that the marked copy reflects changes from the last version that you reviewed and also includes certain comments from the NASD.)

*             *             *

A clean copy of the Supplemental Sales Literature has also been enclosed for your reference.

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458 or call my associate, Jim Munsell, at 212 839 5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich
Gregory Collett

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